UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*
Calamos Strategic Total Return Fund
(Name of Issuer)

SERIES B MANDATORY REDEEMABLE PREFERRED SHARES
SERIES C MANDATORY REDEEMABLE PREFERRED SHARES

(Title of Class of Securities)

128125*37
128125*45

(CUSIP Number)

September 6, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. Series B MRP Shares - 128125*37

(1)	Names of reporting persons SYMETRA FINANCIAL CORP. ("SFC")
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 200,000
(7) Sole dispositive power 0
(8) Shared dispositive power 200,000
(9)	Aggregate amount beneficially owned by each reporting person 200,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ---
(11)	Percent of class represented by amount in Row (9) 3.1%
(12)	Type of reporting person (see instructions) HC

Item 1.

Item 1(a) Name of issuer:
Calamos Strategic Total Return Fund (the "Issuer")

Item 1(b) Address of issuer’s principal executive offices:
2020 Calamos Court
Naperville, IL 60563
Item 2.

2(a)	Name of person filing: SYMETRA FINANCIAL CORPORATION

2(b)	Address or principal business office or, if none, residence: 777 108TH AVE NE SUITE 1200 BELLEVUE, WA 98004-5135

2(c)	Citizenship: INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

2(d)	Title of class of securities: Mandatory Redeemable Preferred Shares

2(e)	CUSIP No.:
128125*29 (Series B Mandatory Redeemable Preferred Shares)(the "Series B Preferred Shares").
128125*45 (Series C Mandatory Redeemable Preferred Shares)(the "Series C Preferred Shares").

The Series B Preferred Shares, together with the Series C Preferred Shares, form a single class of the Issuer's preferred equity securities and are collectively referred to in this Schedule 13G as the "Mandatory Redeemable Preferred Shares".

Item 3.
If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act;

b.	☐ Bank as defined in Section 3(a)(6) of the Act;

c.	☐ Insurance company as defined in Section 3(a)(19) of the Act;

d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

k.	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount beneficially owned: 200,000 - Series B MRP Shares

b.	Percent of class 3.1%

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote 0

ii.	Shared power to vote or to direct the vote 200,000

iii.	Sole power to dispose or to direct the disposition of 0

iv.	Shared power to dispose or to direct the disposition of 200,000
. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).
Item 5.
Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X ].
Instruction. Dissolution of a group requires a response to this item.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person

SFC's subsidiary Symetra Life Insurance Company beneficially owns 3.1% of the Mandatory Redeemable Preferred Stock.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
IC Symetra Life Insurance Company 200,000 shares
Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9. Notice of Dissolution of Group
Not Applicable
Item 10. Certifications
The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated September 9, 2022
Signature /s/ Melissa Chadwick
Name/Title AVP Finance